FORM 4

[ ]Check box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b).


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person |  2. Issuer Name and Ticker or
Barnett       Lawrence         R.       |     Trading Symbol
(Last)       (First)        (Middle)    |
    767 Fifth Avenue, 46th Floor        |     Chris-Craft Industries, Inc.
             (Street)                   |     (CCN)
New York       NY           10153       |------------------------------------
(City)       (State)        (Zip)       |  3. IRS or Social Security Number
                                        |     of Reporting Person (Voluntary)
                                        |
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4. Statement of Month/Year | 5. If Amendment, Date or Original (Month/Year)
                           |
   06/99                   |
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6. Relationship of Reporting Person   | 7.  Individual or Joint/Group Filing
    to Issuer (Check all applicable)  |
                                      | x  Form filed by one Reporting Person
 x    Director          x  10% Owner  |---
---                    ---            |
      Officer (give        Other      |    Form filed by more than one
---   title below)     --- (specify   |--- Reporting Person
                            below)    |
                                      |
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Table I - Non-Derivative Securties Acquired, Disposed of, or Beneficially Owned

1. Title of security     2.Transaction     3.Transaction      4.Securities       5.Amount of        6.Ownership     7.Nature of
                           Date              Code               Acquired (A)       Securities         Form:           Indirect
                          (Month/Day/Year)                      or Disposed        Beneficially       Direct (D)      Beneficial
                                                                of (D)             Owned at End       Indirect (I)    or Ownership
                                             Code   V                              of Month
                                                            Amount   (A)  Price
                                                                      or
                                                                     (D)
Class B Common stock      05/10/99            C     V      25000     D    --                          D
Class B Common stock      05/10/99            G     V      25000     D    --       299991             D
Common Stock              06/03/99            S             2000     D    46.50                       D
Common Stock              06/03/99            S             1000     D    47.00                       D
Common Stock              06/03/99            S             1000     D    47.25                       D
Common Stock              06/03/99            S             1000     D    47.125                      D
Common Stock              06/04/99            S             2000     D    48.00                       D
Common Stock              06/04/99            S             1000     D    48.125                      D
Common Stock              06/04/99            S             2000     D    48.1875                     D
Common Stock              06/04/99            S             2000     D    48.25                       D
Common Stock              06/07/99            S             3000     D    47.25                       D
Common Stock              06/07/99            S             1000     D    47.3125                     D
Common Stock              06/07/99            S             1000     D    47.50                       D
Common Stock              06/08/99            S              300     D    47.375                      D
Common Stock              06/08/99            S             3700     D    47.5625                     D
Common Stock              06/08/99            S             2000     D    47.625                      D
Common Stock              06/08/99            S             2000     D    47.6875    9560             D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                 Table II-Derivative Securities Acquired, Disposed of,
                          or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of            2. Conversion or     3. Transaction  4. Transaction  5. Number of        6. Date
   Derivative             Exercise Price       Date            Code            Derivative          Exercisable
   Security               of Derivative        (Month/                         Securities          and Expiration
                          Security             Day/Year)                       Acquired (A)        Date
                                                                               or Disposed         (Month/Day/Year)
                                                                               of (D)              Date         Expiration
                                                               Code  V         (A)      (D)        Exercisable  Date

7. Title and Amount of       8. Price of             9. Number of            10. Ownership     11. Nature
   Underlying Securities        Derivative              Derivative               Form of           of
                                Security                Securities               Derivative        Indirect
                                                        Beneficially             Security:         Beneficial
                                                        Owned at End             Direct (D)        Ownership
                                                        of Month                 or
                                                                                 Indirect (I)
Title           Number
                of Shares

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this form, one of which must be manually signed.

      /s/ Lawrence R. Barnett                    8 July 1999
-------------------------------------        -----------------
   **Signature of Reporting Person                  Date